September 21, 2012

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Via EDGAR Correspondence

RE: First M&F Corporation ("the Company")
Form 10-K for Fiscal Year Ended December 31, 2011 and related
Form 10-K/A for the Fiscal Year Ended December 31, 2011
File No. 000-09424

Dear Mr. Clampitt:

This letter responds to comments of the Staff ("the Staff") of the Securities and Exchange Commission ("the Commission") in a letter dated September 7, 2012 concerning the Company's Form 10-K for the Fiscal Year Ended December 31, 2011 and Form 10-K/A for the Fiscal Year Ended December 31, 2011.

The Company's responses to the comment letter are noted below. Each response is preceded by the Staff's comments as numbered in the Staff's letter.

In response to the Staff's comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael R. Clampitt
United States Securities and Exchange Commission
September 21, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

General

Comment 1

We note that you checked the box on the first page of your 10-K to indicate that you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. However, we are unable to locate on your corporate website the required Interactive Data Files. Please revise or advise.

Response to Comment 1

On September 19, 2012 we introduced a new investor relations section to our web site. We have preserved a link to the legacy version of the investor relations section for you to access the Interactive Data Files as they were during your initial review. The following actions will allow you to access the Interactive Data Files for the Company from the legacy site:

Action	Result
Navigate to www.mfbank.com	This displays the Company's web site
Click on "Resource Center" on the menu bar under the M&F Bank logo	This takes you to a page listing all of the site links
Click on "Investor Relations"	This takes you to the Company's legacy investor relations page
Click on "SEC Filings"	This takes you to a launching page with a hyperlink to our SEC filings
Click on "SEC Filings"	This takes you to a disclaimer
Click on "Continue"	This takes you to a listing of all of the Company's SEC filings
Select "XBRL" from the drop-down menu for Filing Type	This brings up a list of the four filings with Interactive Data Files
Click on the filing (e.g. "10-K") in the Form Type column	This takes you to the page of Interactive Data Files for each page of the 10-K
Navigate to the bottom of the page and click on "XBRL Viewer"	This brings up the XBRL data, with a drop-down box for each financial statement and footnote

The Company now has a new investor relations section which makes the Interactive Data Files more obvious and easily accessible. The investor relations section may be accessed at our web site, www.mfbank.com, by clicking on the "Investor Relations" link at the top of the web site main page. The Interactive Data Files are in the SEC Filings section which is under the Financial Performance main heading. The XBRL filings are listed through accessing the drop-down menu, with the data accessed for any individual filing through the "I" icon.

Michael R. Clampitt
United States Securities and Exchange Commission
September 21, 2012

Credit Risk Management, page 39

Comment 2

We note the tabular disclosure on page 41 of your three largest construction and development loans and four largest commercial real estate loans considered to be nonaccrual as of December 31, 2011. Please address the following:

Comment 2.a.

Tell us how often you obtain updated appraisals for nonaccrual and/or impaired collateral dependent loans and whether this policy varies by loan type.

Response to Comment 2.a.

Our policy does not have specific criteria on how often updated appraisals should be obtained on nonaccrual and/or impaired collateral dependent loans. The Company's policy requires that real estate collateral values must be analyzed and reflect current market conditions for any renewal, refinancing or modification of an existing transaction. Policy does require appraisals for renewals of loans that are risk rated as substandard, doubtful or loss when the total customer debt is over $250 thousand. Evaluations are allowed for renewals of loans that are risk rated as substandard, doubtful or loss when the total customer debt is $250 thousand or less. An evaluation is an opinion of value that may be less formal than an appraisal and does not have to comply with the Uniform Standards of Professional Appraisal Practice or licensing or certification requirements. An evaluation is prepared by an individual in the Appraisal Review Department with real estate related training or experience and who has knowledge of the market in which the subject property is located. Otherwise, updated appraisals or internally prepared evaluations are obtained for nonaccrual and impaired collateral dependent loans as management deems appropriate based on the date of the latest appraisal, the current status of the loan, known market conditions, current negotiations with borrowers and the outlook for action against the borrower. Other extenuating circumstances that may affect this frequency are judicial foreclosure delays, sales contracts, settlement agreements and lawsuits. This policy does not vary by loan type. However, appraisals supporting construction loans are prepared on an "as is" basis rather than on an "as developed" basis.

Michael R. Clampitt
United States Securities and Exchange Commission
September 21, 2012

Comment 2.b.

We note that the carrying value and related impairment allowances for these loans appear to be determined based upon appraisals, most of which have recent appraisals from 2008 to 2010. Please tell us the types of adjustments you make to appraisal values to determine the fair value of collateral, including those made as a result of outdated appraisals. Please specifically provide us with a detailed understanding as to how you determined the fair values and related allowance for loan losses for these loans as of December 31, 2011 and for the interim period ended June 30, 2012 taking into consideration the significant passage of time in most cases since the most recent appraisals.

Response to Comment 2.b.

Our policy allows the use of adjustments to appraised value for current conditions that were not in existence at the time of the appraisal. Accordingly, management bases collateral values on appraisals which may be validated or adjusted using market data from qualified, independent sources. Such market data, received quarterly from a variety of sources, is logged and reviewed by our Appraisal Review Department which uses the data to assign ratings by market and type of real estate ranging from "severe decline" to "stable" for commercial properties (e.g. retail, office, industrial and multi-family) and for residential properties (e.g. single-family, condo, new construction and lots). This data is analyzed and published quarterly in our Commercial and Residential Market Conditions survey. These surveys are used in monthly impairment review meetings to inform management's judgments in arriving at adjustments to appraisals that may or may not be more than 12 months old. Management estimates related to specific markets may also be informed and supported by the contemporaneous marketing or sale of foreclosed properties. Management does not rely on any formal mathematical calculations or models to produce the adjustments to appraised values that may result in additional loan loss accruals for specific impaired loans.

Following is a detailed discussion as of December 31, 2011 and for the interim period ended June 30, 2012 of each of the subject loans in the tabular disclosure on page 41 of the Company's form 10-K for December 31, 2011. The Company's banking subsidiary has worked closely with its primary regulators, the Mississippi Department of Banking and Consumer Finance (MDBCF) and the Federal Deposit Insurance Corporation (FDIC), since 2009 regarding the oversight and treatment of nonaccrual and other impaired loans individually reviewed for impairment allowances.

			Nonaccrual	Impairment	Information
(Dollars in thousands)	Type of	Type of	Balance	Allowance	Supporting
Note	Borrower	Collateral	12/31/2011	12/31/2011	Allowance
1.	Residential Developer	Residential Subdivision	$1,465	$400	Appraisal dated 11/23/09
2.	Commercial Developer	Commercial - Retail	963	—	Appraisal dated 10/03/08
3.	Residential Developer	Residential Subdivision	561	—	Appraisal dated 09/30/09
8.	Commercial	Assisted Living Facility	4,650	—	Appraisal dated 06/23/11
9.	Commercial	Retailer	1,847	200	Appraisal dated 10/05/10
10.	Commercial	Commercial Office	881	—	Appraisal dated 07/08/10
11.	Commercial	Industrial	807	207	Appraisal dated 10/14/10

Michael R. Clampitt
United States Securities and Exchange Commission
September 21, 2012

Response to Comment 2.b. (continued)

Note 1

Management reviewed this Florida credit at December 31, 2010 and relied on the November 23, 2009 appraisal to support the value of $1.465 million at that time. During 2011, based on estimates of continuing market illiquidity in a market rated as in "severe decline" for lots and in "moderate decline" for single family and new construction, management recorded further estimated impairment allowances on the credit of $200 thousand during the second quarter of 2011 and $200 thousand during the fourth quarter of 2011 (27% in accumulated impairment allowance), arriving at a management estimated fair value of $1.065 million at December 31, 2011. The approximate $1.0 million value was supported by various sale contract discussions. At that point 74% of the original note amount had been charged off or booked as an impairment allowance. At December 31, 2011, we had a settlement agreement in place with the borrower for $1.8 million as the release price on all 38 lots in the development. The prospect of receiving this settlement and a recovery delayed foreclosure proceedings and an updated appraisal.

During the first quarter of 2012, the borrower could not make good on the settlement agreement and the Company initiated foreclosure proceedings. Also during the first quarter, we discovered that the subdivision lot sewer taps had not been paid for and the 2009 appraisal had not taken this expense into account. We accordingly recorded a further impairment allowance on this credit of $515 thousand during the quarter based on these events and management's expectations of further declines in this market. Upon foreclosure, the updated April 23, 2012 appraised value of $550 thousand resulted in the charge-off of $983 thousand, mostly covered by the accumulated impairment allowance at that time. The remaining collateral (38 lots) was transferred to other real estate at a value, less costs to sell, of $482 thousand and sold during the second quarter for $511 thousand.

Note 2

Management reviewed this Alabama credit at December 31, 2009 and relied on the October 3, 2008 appraisal of $1.4 million to support the value of $1.4 million, charging off $1.020 million of the $2.420 million note. Based on management estimates of only minor further impairment, an additional impairment allowance of $125 thousand (a 9% additional impairment) was taken during the second quarter of 2010. Market analysis indicated only "moderate decline" in mid-Alabama for each of the four quarters of 2010. A review of these market factors led management to the conclusion that this Alabama market might be stabilizing at that time. During 2011, a further review of market trends in mid-Alabama revealed a consistent 2011 "slight to no decline" market status indicating some market stabilization. However, since the market was still not considered "stable" management estimated additional impairment for this loan. Accordingly, management recorded an additional impairment allowance of $125 thousand during the second quarter of 2011 and $200 thousand during the fourth quarter of 2011 (an additional 23% of the original $1.4 million value). Those additional impairment allowances of $450 thousand were charged off as uncollectible during the fourth quarter of 2011, resulting in a loan balance of $950 thousand. The loan balance increased to $963 thousand due to a $20 thousand principal advance to pay taxes, offset by a $7 thousand principal payment received. At December 31, 2011, 60% of the original loan amount had been charged off.

During most of the term of this note, a lawsuit and countersuit as to the status of legal title to the collateral introduced unknowns and other variables dictating the use of management estimates based primarily on market conditions and secondarily on the uncertain legal issues.

During the second quarter of 2012, based on a sales contract on the collateral in the amount of $675 thousand, management estimated an additional $369 thousand impairment which was charged-off during the quarter, leaving an active principal balance on the loan at June 30, 2012 of $600 thousand - the estimated fair value net of disposal costs - with no impairment allowance.

Michael R. Clampitt
United States Securities and Exchange Commission
September 21, 2012

Response to Comment 2.b. (continued)

Note 3

Management reviewed this Mississippi credit at December 31, 2009 and based on the September 30, 2009 appraisal of $840 thousand less estimated costs to sell of $37.5 thousand, charged off at that date the accumulated impairment allowance of $515 thousand (original balance of $1.317 million), leaving the loan valued at $802.5 thousand. During 2010, management estimated that, while this market for lots was rated as in "severe decline" and for single family and new construction as in "slight to no decline" and in "moderate decline" respectively, since negotiations for guarantor support were in process, that no further impairment allowances were needed at that time. During the first quarter of 2011 a guarantor payment of $300 thousand was received reducing the note balance to $503 thousand. A principal advance to pay taxes on the property increased the loan balance to $561 thousand at December 31, 2011. Management estimated at that time that the collateral supported a fair value of $561 thousand.

During the first quarter of 2012, the collateral was reappraised at $550 thousand, substantially supporting the year end valuation. Additionally and also subsequent to year end, five lot sales averaging $27 thousand each when applied to the 29 remaining lots further support the year end value with an indicated value of $736 thousand after adjustment for costs to sell. At June 30, 2012 the note balance of $452 thousand was adequately supported by the March 21, 2012 appraisal of $550 thousand less costs to sell.

Note 8

This metro-Birmingham credit was supported at December 31, 2011 by an appraisal from June 2011 for $4.9 million in a market with a rating of "slight to no decline" in values. At June 30, 2012, after additional impairments and charge-offs of $1.491 million based on a sales contract, the collateral was sold for $3.159 million and the note paid off.

Note 9

This Florida credit was supported at December 31, 2011 by an October 2010 appraisal of $2.0 million which was 15 months old. However, since that commercial retail market was rated through the first three quarters of 2011 as in "severe decline" and still as in "moderate decline" during the fourth quarter, management estimated a 10% impairment allowance and impaired the note to a fair value of $1.647 million at December 31, 2011.

Management had anticipated foreclosure in late 2011 but the judicial foreclosure was delayed past year end while the Company continued to have conversations with potential buyers. During the first quarter of 2012 management added an impairment allowance of $550 thousand and charged-off the accumulated $750 thousand allowance based on a short sale offer of $1.039 million, culminating early during the second quarter in the sale of the property at that price with the remaining balance of $58 thousand charged off.

Note 10

This Tennessee credit was supported at December 31, 2011 by a July 2010 appraisal of $1.0 million which was 18 months old in a "severe decline" commercial market. Although management believed that the excess of fair value, based on the appraisal after adjustment for costs to sell over book balance, provided adequate collateral, a new appraisal was ordered on November 18, 2011 based on the declining market and potential foreclosure. The new appraisal report date was December 28, 2011 and our appraisal review, as required by policy and regulatory standards, was completed after year end. When complete, the reviewed and approved appraisal of $760 thousand resulted in a first quarter 2012 charge-off at foreclosure on February 22, 2012 of $209 thousand, with the balance of $674 thousand being transferred to other real estate.

Michael R. Clampitt
United States Securities and Exchange Commission
September 21, 2012

Response to Comment 2.b. (continued)

Note 11

This Mississippi credit was supported at December 31, 2011 by an October 14, 2010 appraisal of $600 thousand which was 14 months old at the end of 2011. At December 31, 2011, the borrower had a contract to sell the note collateral to a third party for $585 thousand. Based on this contract and on-going negotiations with the borrower, management did not record any additional impairment allowance at the end of 2011 to adjust the fair value of the collateral for any costs to sell. Following a successful sale, the borrower made a $510 thousand principal payment during the first quarter of 2012 followed by further interest and principal payments during the second quarter of 2012, to bring the interest balance current and reduce the note principal balance to $285 thousand. That principal balance was transferred to another note during the second quarter of 2012, said note, as of June 30, 2012, being current and paying as agreed.

Comment 2.c.

Tell us the amount of collateral dependent loans as of June 30, 2012 for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Response to Comment 2.c.

The Company had $22.628 million of collateral dependent loans as of June 30, 2012 for which we were using an appraisal performed within the past 12 months to serve as the primary basis of the valuation. Therefore, 35.54% of the total collateral dependent loans for which an appraisal was used as the primary basis of our valuation had an appraisal performed within the past 12 months.

Comment 2.d.

Tell us and revise your future filings to disclose your accounting policy and procedures related to the use of appraisals in determining your allowance for loan losses for specifically identified impaired loans.

Response to Comment 2.d.

In future filings the Company will expand the disclosure of our accounting policy for the allowance for loan losses to incorporate the following policy and procedures related to the use of appraisals in determining the allowance for loan losses on collateral dependent loans individually reviewed for impairment allowances:

"The Company measures impaired loans at the fair value of collateral, less costs to sell, if the loan is collateral dependent. Real estate collateral is primarily valued using appraisals based on sales of comparable properties in the same or similar markets. Collateral on construction and land development loans is appraised on an "as is" basis. Updated appraisals or internally prepared evaluations are obtained for individually tested real estate secured loans as management deems appropriate based on the date of the latest appraisal, the current status of the loan, known market conditions, current negotiations with borrowers and the outlook for action against the borrower. Other extenuating circumstances that may affect this frequency are judicial foreclosure delays, sales contracts, settlement agreements and lawsuits. Subsequent adjustments may be made to appraised values for current conditions that were not in existence at the time of the appraisal. The Company uses a database of information by market and real estate type that is updated quarterly in preparing evaluations and updating appraisal values. Management also uses this database of information along with other relevant information such as collateral sales negotiations or foreclosed property sales to adjust collateral values."

Michael R. Clampitt
United States Securities and Exchange Commission
September 21, 2012

Controls and Procedures

Disclosure Controls and Procedures, page 111

Comment 3

We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are sufficiently effective to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rule and forms." Supplementally advise, and revise in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response to Comment 3

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company conducted an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act). As of the end of the period covered by the report on Form 10-K the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required and information is accumulated and communicated to management on a timely basis.

We will revise future filings to include this disclosure.

Changes in Internal Control Over Financial Reporting, page 111

Comment 4

You state "[s]ubsequent to the Evaluation Date, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls." Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2011. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K. This comment also applies to your quarterly reports on Forms 10-Q for the periods ended March 31 and June 30, 2012.

Response to Comment 4

No change in the Company's internal control over financial reporting occurred during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The correct assertion was made in Item 4 - Controls and Procedures of the Form 10-Q for the first quarter of 2012, filed on May 14, 2012 and the Form 10-Q for the second quarter of 2012, filed on August 14, 2012. We will conform our disclosures in all future filings to comply with Item 308(c) of Regulation S-K.

Michael R. Clampitt
United States Securities and Exchange Commission
September 21, 2012

Form 10-K/A for the Fiscal Year Ended December 31, 2011

General

Comment 5

Please amend your Form 10-K/A to include the entire Item 8 financial statement information and footnotes along with updated certifications. Refer to Exchange Act Rule 12b-15.

Response to Comment 5

An amended Form 10-K/A including all of Item 8 and updated certifications will be filed prior to September 30, 2012.

If you have any questions or need additional information, you may contact me at 662-289-8501.

Thank you.

Sincerely,

/s/ Hugh S. Potts, Jr.

Hugh S. Potts, Jr.
Chief Executive Officer

cc: John G. Copeland, Executive Vice President and Chief Financial Officer